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                                                                   EXHIBIT 10(J)

                      [LETTERHEAD OF UNITOG APPEARS HERE]


10/27/98


ROBERT WILHELM
SR. VP SALES & MARKETING
1001 PRODUCT ADMINISTRAION-KC

As announced, Unitog's Board of Directors has retained advisors to help it explore strategic alternatives for the future. Two possible alternatives include a sale or a merger of the Company. In the event of a sale or merger, we will include you as a participant in the retention plan. The retention program is designed to provide you with additional incentives to remain with Unitog until the completion of a sale or merger.

Effective today, you will accrue an additional 50% of your base pay for each completed week of work up to the closing of a sale or merger. All retention benefits are contingent on the sale or merger of the Company and will be paid as soon as possible after the completion of a sale or merger. In the event the Board decides not to sell or merge the Company, you will be notified and the retention program will cease and no retention benefits will be paid. Should your employment terminate without cause while the retention program is in effect and prior to the closing of a sale or merger, you will receive the amount accrued for you for each completed week of work as of the date of termination.

Additionally, the Board has approved the terms of a Severance and Noncompetition Agreement. Under this Agreement the Company would pay you one year's compensation in the event your employment is terminated without cause or is constructively terminated within two years after a change of control. The Agreement also includes a one year noncompetition agreement. This Agreement will be provided to you under separate cover. Please read it carefully and contact Rob Barnes on ext. 3069 with any questions.

Your stock options also provide you with an important incentive to stay with Unitog through this process. As a participant in Unitog's stock option program, you currently hold stock options as presented on the attached sheet.

Generally, your options become vested at the rate of 25% per year. In the event of a "change of control," which generally means the sale of the Company, the vesting schedule of your options changes. For options granted prior to 1998, any options that are not vested at the time of the change of control become vested if your employment is voluntarily or involuntarily terminated within one
year after the change of control.   In that instance you would receive a cash
payment equal to the value of Unitog stock at the time of the change of control minus the exercise price for the option. Options granted in 1998 provide that in the event of a change of control all unvested options automatically become fully vested.
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As a result, if you voluntarily leave Unitog prior to a change of control, you will not receive the benefits of the future accelerated vesting of your options. Furthermore, if you voluntarily leave Unitog (except for retirement after age
65) all options that were outstanding (whether vested or unvested) on your last day of employment would be terminated.

This letter is only a summary of the terms of your stock options. Please refer specifically to the terms of the 1992 and 1997 stock option plans and the prospectus describing those plans previously sent to you. If you would like to discuss your options further, please contact Rob Barnes at extension 3069.

As we explore all possible strategic alternatives, special challenges exist for all of us to ensure the stability of our daily operations. We recognize the uncertainty and added pressure this process places on you. I sincerely hope we can count on your continued support and dedication as we meet the challenges associated with the future of Unitog.



/s/ Randy Rolf

Randy Rolf
President and CEO